UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Information

On December 1, 2025, Check-Cap Ltd. (the “Company”) announced that its Nasdaq ticker symbol will change from “CHEK” to “MBAI”, effective at the opening of trading on December 2, 2025. No action is required from existing shareholders and the Company’s CUSIP number will remain unchanged.

A copy of the press release announcing the ticker-symbol change is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit No.	Description
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

By:	/s/ David Lontini
Name:	David Lontini
Title:	Interim Chief Executive Officer

Date: December 1, 2025

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